FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

13 July 2023

Transaction in own shares

HSBC Holdings plc ("HSBC" or the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 from Morgan Stanley & Co. International plc ("Morgan Stanley") as part of its buy-back announced on 9 May 2023.

UK Venues

Date of purchase:	13 July 2023
Number of ordinary shares of US$0.50 each purchased:	2,290,292
Highest price paid per share:	£6.1720
Lowest price paid per share:	£6.0970
Volume weighted average price paid per share:	£6.1402

All repurchases on the London Stock Exchange, Aquis Exchange, Cboe Europe Limited (through the BXE and CXE order books) and/or Turquoise ("UK Venues") are implemented as "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and as "market purchases" for the purposes of the Companies Act 2006.

Hong Kong Stock Exchange

Date of purchase:	13 July 2023
Number of ordinary shares of US$0.50 each purchased:	2,350,000
Highest price paid per share:	HK$62.3500
Lowest price paid per share:	HK$61.8500
Volume weighted average price paid per share:	HK$62.1341

All repurchases on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") are "off market" for the purposes of the Companies Act 2006 but are transactions which occur "on Exchange" for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and which constitute an "on-market share buy-back" for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs.

Since the commencement of the buy-back, the Company has repurchased 217,894,016 ordinary shares for a total consideration of approximately US$1,670.0m.

On 13 July 2023, 21,450,000 ordinary shares of US$0.50 each which were awaiting cancellation having been repurchased on the Hong Kong Stock Exchange previously were cancelled. Following cancellation of those shares and following the cancellation of the shares repurchased on the UK Venues, the Company will have 20,099,653,268 ordinary shares in issue, including 325,273,407 ordinary shares of US$0.50 each which are held in treasury. Therefore, the total voting rights in the Company will be 19,774,379,861. Cancellation of the shares repurchased today on the Hong Kong Stock Exchange takes longer than those repurchased on the UK Venues and a further announcement of total voting rights will be made once those shares have been cancelled.

This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), a full breakdown of the individual trades made by Morgan Stanley on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/9849F_1-2023-7-13.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Correction to announcement released on 12 July 2023: In the "Transaction in Own Shares" announcement released on 12 July 2023 at 17:20:01 (UK time) under RNS No. 8443F, the volume weighted average price paid per share on The Stock Exchange of Hong Kong Limited was inadvertently stated as being HK$61.2035, when the correct figure was HK$61.1637. All other details in the announcement were correctly stated and remain unchanged.

Enquiries to:

Bayo Adeyeye
Corporate Governance & Secretariat

+44 (0) 203 359 2160

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 13 July 2023